Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 26, 2016

From:     Delhaize Group

Bill McEwan, Chairman of the Remuneration Committee
40 Square Marie Curie
1070 Brussels, Belgium

To:           Delhaize Group shareholders

February 25, 2016

Regarding: ISS Report on Item #4 – Proposed Grant of Performance Share Units to Frans Muller

Dear Shareholder,

We are providing this letter following the issuance of the report by ISS Proxy Advisory Services (“ISS”) on our upcoming Extraordinary Shareholders’ Meeting that will be held on March 14, 2016 (the “EGM”). Please note that Glass Lewis Proxy Advisory Services has recommended to vote in favor of this agenda item given the rationale and the fact that this grant is seen as reasonable. We hope that this will be helpful to provide you with the right context.

We reviewed the numbers and assumptions used in the ISS report to recommend a vote against the proposed grant of Performance Share Units (“PSUs”) to Frans Muller (4th agenda item of our EGM).

ISS states that the compensation to be paid by Ahold Delhaize will represent a 140% increase versus Frans Muller maximum TDC 2014, or 69% increase versus his at-target package at Delhaize.

The information mentioned in the ISS report is incorrect. We noticed that ISS used a wrong assumption to calculate the Delhaize Total Direct Compensation (“TDC”) of Mr. Muller: based on the 2014 numbers, ISS suggests that the maximum TDC amounts to € 2.83 million while the maximum TDC of Mr. Muller was actually € 4.7 million (in 2015, € 5 million), and the TDC at target for 2014 was € 3.5 million (in 2015, € 3.7 million).

The increase for 2014 will actually be 22.06% versus Mr. Muller maximum compensation, or 16.25% versus his at-target compensation, and for 2015, the increase will be 14.81% versus his maximum compensation and 9.96% at target, which represents a much lower percentage than the indicated 140% increase in the ISS report. This increase of compensation of Mr. Muller therefore cannot be deemed as mitigating the retention risk.

The Delhaize Group Remuneration Committee and the full Board of Directors, with their obligation to protect and enhance shareholder interests, determined with thoughtful and diligent consideration prior to the announcement of the proposed merger transaction with Royal Ahold that:
●	Continuity of leadership leading up to approval and completion of the proposed merger was critical,
●	Continuation of the steadily improving results at Delhaize Group through the approval and completion of the proposed merger was vital, and
●	Retention of Frans Muller in a senior leadership role in the merged organization was important to the early and ongoing capture of the full potential benefits of the proposed merger.

Delhaize Group SA/NV - Group Support Office - 40 Square Marie Curie - 1070 Brussels – Belgium
T : +32 2 412 22 11 - www.delhaizegroup.com
Delhaize Group Sa/NV - Registered Office- 53 rue Osseghemstraat- 1080 Brussels - Belgium
RPR/RPM 0402 206 045 (Brussels) – Bank Account Fortis 210-0000021-73 – IBAN BE 27 2100 0000 2173 – BIC (Swift) GEBABEBB

The Delhaize Group Board of Directors has been both impressed and very pleased with the performance of the company under Frans Muller’s leadership. During Frans Muller’s tenure as CEO to date, he aggressively and effectively led a strategic planning process that, among other results, led to the proposal to merge with Royal Ahold.

In May 2015, the Delhaize Group Remuneration Committee met to consider the early implications, risks and possible contingencies associated with a potential merger. Following diligent consideration and based on the combined experiences of the Delhaize Group Remuneration Committee members, and a review of market best practices, the committee determined that Frans Muller’s relatively low equity position, in light of his roles as CEO and principal merger architect, represented a retention risk that required mitigation.

Consequently, the committee recommended that the Delhaize Group Board of Directors propose a special grant of PSUs for Frans Muller to the Delhaize shareholders for approval based on the following performance conditions:

●	Satisfaction of the planned and approved Delhaize Group 2015 fiscal year operating performance metrics, as set forth in the 2014 Remuneration Report for the period prior to the completion of the proposed merger.
●	Shareholder approval of the proposed merger transaction with Royal Ahold (Ahold Delhaize)
●	Willingness for, and his acceptance of, the Deputy CEO role in Ahold Delhaize.
●	Vesting based on retention with Delhaize Group and Ahold Delhaize and performance of Ahold Delhaize for three years post-merger.

The Delhaize Group Board of Directors, following diligent consideration of the rationale put forward by the Delhaize Group Remuneration Committee, determined to propose the special grant of PSUs for Frans Muller to the Delhaize shareholders for approval based on the terms set forth by the Remuneration Committee and for the rationale described above.

We are proposing a euro 1.5 million grant of Delhaize European PSUs for Frans Muller to be awarded immediately following the Delhaize extraordinary general shareholders meeting with respect to the proposed merger transaction and subject to:

●	Satisfaction of the Delhaize Long Term Incentive performance metrics as defined in the 2014 Remuneration Report for the period prior to the completion of the proposed merger.
●	Satisfaction of the following Royal Ahold Long Term Incentive performance metrics post-merger (as described in the Royal Ahold materials for its extraordinary general shareholders meeting):
○	Total Shareholder Return TSR)	40%
○	Return on Capital (ROC)	40%
○	Responsible Retailing	20%
●	Acceptance of the Deputy CEO role in Ahold Delhaize.
●	Vesting over three years from grant date, subject to continued retention with Delhaize Group and Ahold Delhaize.

Please note that Glass Lewis has recommended to vote in favour of the grant of PSUs to Mr. Muller. Glass Lewis finds the maximum award under this grant to be reasonable. Further, Glass Lewis finds that the Company has structured the extraordinary grant appropriately and provided a convincing rationale for its necessity.

2.

Leadership continuity, key executive retention, future performance achievement and, consequently, the potential for strong shareholder value creation, have guided our deliberations and recommendations. We trust that this letter provides the context and rationale for our recommendation.

We thank you very much for your interest in Delhaize Group.

Should you have any questions with respect to the above, please do not hesitate to contact our Investor Relations team at investor@delhaizegroup.com or +32 (0) 2 412 21 51.

Yours sincerely,

Bill McEwan
Chairman, Remuneration Committee
Delhaize Group Board of Directors

3.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.